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MAR 27 2019
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66538

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Emerald Point Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 1718
(No. and Street)

New York (City) New York (State) 10170 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dennis Quinn 212-342-7408
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BK Accountants CPAs PLLC
(Name – *if individual, state last, first, middle name*)

45-22 43rd Avenue (Address) Sunnyside (City) NY (State) 11104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Dennis M. Quinn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Emerald Point Capital, LLC, as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH NAZARO
Notary Public, State of New York
No. 01NA6349985
Qualified in New York County
Commission Expires October 31, 2020

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMERALD POINT CAPITAL, LLC

December 31, 2018

Table of Contents

BK accountants

BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Emerald Point Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Emerald Point Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Emerald Point Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) and (2) Emerald Point Capital, LLC stated that Emerald Point Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Emerald Point Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Emerald Point Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BK Accountants CPAs, PLLC

Sunnyside, NY

March 15, 2019

EMERALD POINT CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Assets:	
Cash and cash equivalents	$ 111,651
Accounts receivable	1,125
Prepaid expenses	721
Investment in Limited Partnership	274,847
Total	$ 388,344

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 83,200
Commitments and contingencies	
Members' equity	305,144
Total	$ 388,344

See accompanying notes to financial statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenues:	
Fees	$ 248,858
Unrealized gain on investment	22
Total income	248,880
Operating expenses:	
Salaries and commissions	150,081
Professional fees	34,418
Telephone & internet expenses	22,858
Rent	6,000
Travel and entertainment	13,456
Regulatory and compliance	12,204
Other	12,681
Total expense	251,698
Net loss	$ (2,818)

See accompanying notes to financial statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

Balance, January 1, 2018, as originally reported	$ 379,912
Deduct: Adjustment for prior period - business tax	(21,818)
Balance, January 1, 2018, as restated	358,094
Net loss	(2,818)
Distributions	(50,132)
Balance, December 31, 2018	$ 305,144

See accompanying notes to financial statements.

EMERALD POINT CAPITAL, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Operating activities:	
Net loss	$ (2,818)
Adjustments to reconcile net loss to net cash used in operating activities:	
Unrealized gain on investment in partnership	(22)
Additional investment in partnership	(6,627)
Increase in accounts payable and accrued expenses	1,790
Net cash used in operating activities	(7,677)
Financing activities:	
Member's Distribution	(50,132)
Net cash used in financing activities	(50,132)
Decrease in cash and cash equivalents	(57,809)
Cash and cash equivalents, beginning of year	169,460
Cash and cash equivalents, end of year	$ 111,651
Supplemental disclosure of cash flow data:	
Income taxes paid	$ -
Interest paid	$ -

See accompanying notes to financial statements.

EMERALD POINT CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2018

Note 1 - Organization and business:

Emerald Point Capital, LLC (the "Company") was formed on February 17, 2004 as a limited liability company in the state of Delaware. The Company is a wholly-owned subsidiary of Emerald Point Capital Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company's activities for the foreseeable future will be to receive residual fees on previously placed private placement offerings requiring no new solicitation activity.

Note 2 – Summary of significant accounting policies:

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements.

Basis of Presentation:

The Company prepares it financial statements on the accrual basis of accounting for investment companies in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash and cash equivalents:

The Company considers all highly liquid investments with original maturities of three months or less when acquired, to be cash equivalents. Substantially all cash and cash equivalents are maintained with one major U.S. financial institution. At times, cash balances may exceed the federally insured limits and this potentially subjects the Company to a concentration of credit risk. The Company has not experienced any losses in such accounts. As of December 31, 2018, the Company did not have any cash balances in excess of the insured limits.

Note 2 - Significant accounting policies (continued):

Revenue recognition:

The Company adopted FASB ASU 606, revenue for contracts with customers, effective January 1, 2018. Management has determined that the adoption did not have a material impact on the financial statements.

Fee revenue consists of management and incentive fees earned by the sponsor of an investment fund in which we were a distributor in 2009.

Earnings from our investment in a limited partnership is recognized based upon our allocable share as a limited partner of the partnership's income (loss) as reported by the general partner.

Allowance for doubtful accounts:

Periodically, the Company evaluates its accounts receivable and provides for an allowance for doubtful accounts equal to the estimated uncollectible accounts. Management determined that no allowance for doubtful accounts was necessary at December 31, 2018.

Income taxes:

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income or loss is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The Company remains liable for New York City Unincorporated Business tax. As of December 31, 2018, the Company's tax years for 2017, 2016, and 2015 are subject to examination by the tax authorities.

Note 2 - Significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The most significant estimate relates to the fair value of the investment in the limited partnership. Accordingly, actual results could differ from those estimates.

Fair value measurements:

Accounting standards define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). Fair value is a market-based measurement that should be determined based on the assumptions market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, a fair value hierarchy distinguishes between (1) market participant assumptions developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) the reporting entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). Valuation techniques used to measure fair value shall maximize the use of observable inputs and minimize the use of unobservable inputs.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with

Note 2 - Significant accounting policies (continued):

Fair value measurements (continued):

sufficient frequency and volume to provide information on an ongoing basis.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability. Level 2 inputs include the following:

a. Quoted prices for similar assets or liabilities in active markets
b. Quoted prices for identical or similar assets or liabilities in markets that are not active
c. Inputs other than quoted prices that are observable for the asset or liability
d. Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Unobservable inputs reflect the reporting entity's own assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances, which might include the reporting entity's own data. However, market participant assumptions cannot be ignored and, accordingly, the reporting entity's own data used to develop unobservable inputs are adjusted if information is reasonably available

Note 2 - Significant accounting policies (continued):

Fair value measurements (continued):

without undue cost and effort that indicates that market participants would use different assumptions.

The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.

Note 3 – Investments - limited partnership interest

The Company's investments measured at fair value at December 31, 2018 have been categorized in the table below based upon the fair value hierarchy.

	(Level 1)	(Level 2)	(Level 3)	Total
Limited Partnership	$ -	$ -	$ 274,847	$ 274,847
Totals	$ -	$ -	$ 274,847	$ 274,847

Note 3 - Investments – limited partnership interest (continued):

In determining the fair value of the Company's investment (which is comprised of an investment in a private equity fund), management utilized the fair value as reported by the fund sponsor.

The changes in investments measured at fair value for which the Company has used Level 3 inputs to determine fair value are as follows:

Balance, December 31, 2017	$ 268,198
Additional investment	6,627
Unrealized gain	22
Balance, December 31, 2018	$ 274,847

Unrealized gain attributable to investments still held at December 31, 2018 is $1,769.

In determining fair value with regard to the limited partnership interest, reliance was placed on a Statement of Changes in individual Partners Equity provided by the partnership sponsor with an unaudited valuation as of 12/31/18 which is compared to the audited annual year report when received. Valuation techniques utilized to determine fair value are consistently applied by the Company.

Note 4 – Concentration of Risk:

Fee revenue from one entity represents 100% of the revenue earned during 2018.

Note 5 - Net capital requirements:

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the Company's ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The Company's minimum dollar net capital requirement is $5,547 at December 31, 2018. As of December 31, 2018, the Company had net capital of $28,402, and the net capital ratio was 2.93 to 1.

Note 6 - Commitments:

Operating lease:

The Company sub-leases its operating facilities on a month-to-month basis from an entity whose chairman is a member of the parent Company.

Rent expense was $6,000 for the year ended December 31, 2018.

Note 7 – Recently issued accounting pronouncements:

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP"). The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updated ("ASUs").

Note 7 – Recently issued accounting pronouncements (continued):

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that these ASUs have either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8- Contingencies:

On June 16, 2009, two individual plaintiffs initiated a lawsuit, against the Company and one of its principals, which was originally brought before a Judge in the First Judicial District Court for the State of New Mexico. The complaint, which purports to be brought on behalf of the State of New Mexico, seeks unspecified damages from numerous corporate and individual defendants and alleges, among other things, that defendants conspired to defraud the State of New Mexico by making illegal payments which caused certain state officials to invest state funds with investment managers who then suffered losses. On September 29, 2009, the Company and its principals moved to dismiss the complaint. On May 18, 2011, the Judge granted a portion of the Company's motion, ruling that the primary statute at issue (the Fraud Against Taxpayers Act, or "FATA") does not apply to activity that occurred before the statute's enactment, which was July 7, 2007. The Judge denied the remainder of the Company's motion. The Court of Appeals affirmed the Judge's decision. The New Mexico Supreme Court granted certiorari and, on June 27, 2015, reversed the district court's decision, holding that FATA could be applied retroactively to conduct that took place prior to the statute's enactment. The New Mexico Supreme Court also consolidated the Litigation with

Note 8- Contingencies (continued):

another lawsuit that had been pending in state court, and assigned the consolidated Litigation to a new Judge in the First Judicial District Court for the State of New Mexico. On November 30, 2015, the New Mexico Attorney General moved to dismiss the consolidated Litigation, arguing that (1) counsel for the plaintiffs is not adequately representing the State's interests, (2) the NMSIC complaints by the Attorney General, is the better vehicle for New Mexico to recover for the conduct at issue. On December 18, 2015, the Company filed an individual motion to dismiss the consolidated Litigation, arguing that the settlement agreement reached with the State of New Mexico in the NMSIC Litigation, extinguished all claims against the Company in the consolidated Litigation. The final approval of the settlement and the dismissal was appealed by the Qui Tam Plaintiffs to the New Mexico Court of Appeals. The case was fully briefed, oral argument was held and the New Mexico Court of Appeals' Decision affirming the District Court's Decision was entered on April 29, 2016. Qui Tam Plaintiffs filed a Motion for Reconsideration, which was denied by the Court of Appeals on May 18, 2016. Qui Tam Plaintiffs then filed a Petition for Writ of Certiorari on June 17, 2016, which was denied by the New Mexico Supreme Court on July 20, 2016. A Mandate to the District Court was entered on October 13, 2016, with the Order and Final Judgment upon Issuance of Mandate entered by the District Court on December 14, 2016. Qui Tam Plaintiffs filed several Motions on January 13, 2017, including (1) a Motion for Order Referring Day Pitney to the Disciplinary Board, (2) a Motion for Award of Qui Tam's Statutory Share of Recoveries, and (3) Qui Tam's Motion for Award of Statutory Attorney Fees. At this time, we do not believe that these Motions will have any effect on the settlement. .

Note 9- Prior-Period Adjustment:

The accompanying financial statements have been restated to correct an error made in prior year. The error relates to an understatement of unincorporated business tax expenses of $21,818. The effect of the restatement was to decrease member's equity at January 1, 2018 by $21,818 as the error was not material to member's equity at December 31, 2017. Member's equity at the beginning of 2018 has been adjusted for the effect of the restatement.

Note 10- Subsequent events:

The Company has performed an evaluation of subsequent events through March 15, 2019, the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

EMERALD POINT CAPITAL, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2018

Member's equity	$ 305,144
Deductions and/or charges:	
Nonallowable assets:	
Petty cash	50
Accounts receivable	1,125
Prepaid expenses	721
Investment in limited partnership	274,847
Total deductions	276,743
Net capital	$ 28,402
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	$ 83,200
Aggregate indebtedness - total liabilities	$ 83,200
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,547
Excess net capital	$ 22,855
Excess net capital at 1,000%	$ 20,082
Ratio of aggregate indebtedness to net capital	2.93 to 1

There is no material difference existing between the above computation and the computation included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing as of December 31, 2018.

BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Emerald Point Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Emerald Point Capital, LLC (The "Company") as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Emerald Point Capital, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 9 to the financial statements, the Company understated its business tax expense during the year ended December 31, 2017. The Company restated its member's equity for the correction of this misstatement. Our opinion is not modified with respect to this matter.

Basis for Opinion

These financial statements are the responsibility of Emerald Point Capital, LLC's management. Our responsibility is to express an opinion on Emerald Point Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Emerald Point Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 Computation of Net Capital under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Emerald Point Capital, LLC's financial statements. The supplemental information is the responsibility of Emerald Point Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule 1 Computation of Net Capital under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole

BK Accountants CPAs, PLLC

We have served as Emerald Point Capital, LLC's auditor since 2013.

Sunnyside, NY

March 15, 2019

Emerald Point Capital, LLC Exemption Report

Emerald Point Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R.§240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, the Company states the following.

1. The Company claimed an exemption from 17 C.F.R.§ 240.15c3-3 under the provisions of subparagraphs (k)(2)(i).

2. The Company met the identified exemption provisions in 17 C.F.R. 240.§15c3-3(k)(2)(i) throughout the most recent fiscal year ended December 31, 2018 without exception.

Executed by the person who executed the oath or affirmation pursuant to Rule 17a-5(e)(2)

420 LEXINGTON AVENUE
S U I T E 1 7 1 8
NEW YORK, NY 10170
PHONE 212.342.7401
FAX 646.549.9952

BK Accountants CPAs, PLLC
48-19 43rd Avenue
Sunnyside, NY 11104
WWW.BKPARTNERSCPAS.COM
(718) 392 0240

Alan Brumberger
Chief Executive Officer
Emerald Point Capital, LLC

In planning and performing our audit of the financial statements of Emerald Point Capital, LLC (the "Company") as of and for the year ended December 31, 2018, we considered the Company's internal control in order to determine auditing procedures that are appropriate in the circumstances for the purpose of expressing an opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving financial reporting, third party financial advice and certain internal controls that we consider to be deficiencies or material weaknesses under standards of the Public Company Accounting Oversight Board (PCAOB). A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

We noted the following deficiencies that we believe to be material weaknesses:

During the course of performing our audit, we noted the Company understated its business tax expense during the year ended December 31, 2017, which resulted in the Company restating its opening member's equity for the correction of this misstatement which resulted in inaccurate financial reporting for recurring financial items for the year ended December, 31, 2018.

This letter is intended solely for the information and use of those charged with governance and management of the Company and the applicable designated examining authorities and is not intended to be, and should not be, used by anyone other than these specified parties.

BK Accountants CPAs, PLLC.

March 15, 2019

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended December 31,2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

9*9*******896*******************ALL FOR AADC 100
66538 FINRA DEC
EMERALD POINT CAPITAL LLC
420 LEXINGTON AVE RM 1718
NEW YORK NY 10170-1707

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Rosemary Burns 212 792 0466
Verus Li 212-792-0473

WORKING COPY

2. A.	General Assessment (item 2e from page 2)	$373
B.	Less payment made with SIPC-6 filed (**exclude interest**) ______ Date Paid	(111)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	262
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$262

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☑ **ACH** ☐
Total (must be same as F above) $262

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Emerald Point Capital, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 24 day of Feb., 20 19.

CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 2018 and ending December 31, 2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$248,880
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$248,880
2e. General Assessment @ .0015	$373
	(to page 1, line 2.A.)